Exhibit 99.78

TIMMINS GOLD CORP.

2010 STOCK OPTION PLAN

Approved by shareholders on September 2, 2010

- i -

STOCK OPTION PLAN

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1                                     Definitions

As used herein, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the meanings set forth below:

(a)

“Administrator” means, initially, the secretary of the Company and thereafter shall mean such director or other senior officer or employee of the Company as may be designated as Administrator by the Board from time to time;

(b)	“Award Date” means the date on which the board awards a particular Option;

(c)	“Board” means the board of directors of the Company, or any committee thereof which the board of directors of the Company has delegated the power to administer and grant options under this Plan;

(d)	“Cause” means:

(i) “Cause” as such term is defined in the written employment agreement, if any, between the Company and Employee; or

(ii)

in the event there is no written employment agreement between the Company and the Employee or “Cause” is not defined in the written employment agreement between the Company and the Employee, the usual meaning of just cause under the common law or the laws of British Columbia;

(e)	“Company” means Timmins Gold Corp.;

(f)	“Consultant” means an individual, other than a Director, Employee or Management Company Employee, that

(i)

is engaged to provide on a bona fide basis consulting, technical, management or other services to the Company or to an affiliated entity of the Company, other than services provided in relation to a distribution;

(ii) provides the services under a written contract between the Company or the affiliated entity and the individual or a consultant company or consultant partnership of the individual; and

(iii) in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the affairs and business of the Company or an affiliated entity of the Company;

(g)	“consultant company” means, for an individual consultant, a company of which the individual consultant is an employee or shareholder;

(h)	“consultant partnership” means, for an individual consultant, a partnership of which the individual consultant is an employee or partner;

(i)

“Director” means any individual holding the office of director or senior officer of the Company or a subsidiary of the Company to whom stock options can be granted in reliance on a prospectus exemption under applicable Securities Laws;

(j)	“Employee” means an individual who:

(i) is considered an employee under the Income Tax Act (Canada) (i.e. for whom income tax, employment insurance and CPP deductions must be made at source);

(ii)

works full-time for the Company or a subsidiary of the Company providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source; or

(iii)

works for the Company or a subsidiary of the Company on a continuing and regular basis for a minimum amount of time per week (the number of hours should be disclosed in the submission) providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source;

(k)	“Exercise Notice” means the notice respecting the exercise of an Option, in the form set out as Schedule “B” hereto, duly executed by the Option Holder;

(l)	“Exercise Period” means the period during which a particular Option may be exercised and is the period from and including the Award Date through to and including the Expiry Date;

(m)	“Exercise Price” means the price at which an Option may be exercised as determined in accordance with paragraph 3.5;

(n)	“Expiry Date” means the date determined in accordance with paragraph 3.3 and after which a particular Option cannot be exercised;

(o)	“Insider” has the meaning given to it in the Securities Act (British Columbia);

(p)

“Investor Relations Activities” means any activities, by or on behalf of the Company or shareholder of the Company, that promote or reasonably could be expected to promote the purchase or sale of securities of the Company, but does not include:

	(i)	the dissemination of information provided, or records prepared, in the ordinary course of business of the Company;

		(A)	to promote the sale of products or services of the Company; or

		(B)	to raise public awareness of the Company;

that cannot reasonably be considered to promote the purchase or sale of securities of the Company;

	(ii)	activities or communications necessary to comply with the requirements of:

		(A)	applicable Securities Laws;

		(B)	requirements of the TSX or the by-laws, rules or other regulatory instruments of any other self regulatory body or exchange having jurisdiction over the Company; or

(iii)

communications by a publisher of, or writer for, a newspaper, magazine or business or financial publication, that is of general and regular paid circulation, distributed only to subscribers to it for value or to purchasers of it, if:

		(A)	the communication is only through the newspaper, magazine or publication, and

		(B)	the publisher or writer receives no commission or other consideration other than for acting in the capacity of publisher or writer;

(q)

“Management Company Employee” means an individual employed by an entity providing management services to the Company which are required for the ongoing successful operation of the business enterprise of the Company but excluding an individual or entity engaged in Investor Relations Activities;

(r)

“Market Price” means the Volume Weighted Average Trading Price of the Company’s common shares for the five trading days immediately preceding the Award Date, on the TSX or the exchange having jurisdiction over the Company;

(s)	“Option” means an option to acquire Shares, awarded to a Director, Employee, Consultants and Management Company Employees pursuant to the Plan;

(t)	“Option Certificate” means the certificate, in the form set out as Schedule “A” hereto, evidencing an Option;

(u)

“Option Holder” means a Director, Employee, Consultant or Management Company Employee or former Director, Employee, Consultant or Management Company Employee who holds an unexercised and unexpired Option or, where applicable, the Personal Representative of such person;

(v)	“Plan” means this stock option plan;

(w)	“Personal Representative” means:

(i) in the case of a deceased Option Holder, the executor or administrator of the deceased duly appointed by a court or public authority having jurisdiction to do so; and

(ii) in the case of an Option Holder who for any reason is unable to manage his or her affairs, the person entitled by law to act on behalf of such Option Holder;

(x)

“Regulatory Authorities” means all stock exchanges and other organized trading facilities on which the Company’s Shares are listed and all securities commissions or similar securities regulatory bodies having jurisdiction over the Company;

(y)

“Securities Laws” means securities legislation, securities regulations and securities rules, as amended, and the policies, notices, instruments and orders in force from time to time that are applicable to the Company;

(z)	“Share” or “Shares” means, as the case may be, one or more common shares without par value in the capital stock of the Company;

(aa)	“Termination Date” means:

(i)

in the case of the resignation of the Option Holder as an Employee of the Company, the date that the Option Holder provides notice of his or her resignation as an Employee of the Company to the Company; or

(iii)

in the case of the termination of the Option Holder’s employment with the Company by the Company for any reason other than death, the date that the Company provides notice of termination of the Option Holder’s employment to the Option Holder; or

(iii)

in the case of the termination of the written contract of the Option Holder to provide consulting services to the Company, the date that one of the parties to the written contract provides notice of termination of the written contract to the other party;

(bb)	“TSX” means the Toronto Stock Exchange; and

(cc)

“Volume Weighted Average Trading Price” means the volume weighted average trading price of the listed securities calculated by dividing the total value by the total volume of securities traded fro the relevant period. With approval of the Regulatory Authorties, internal crosses and certain other special terms trades may be excluded from the calculation.

1.2                                      Choice of Law

The Plan is established under, and the provisions of the Plan shall be subject to and interpreted and construed in accordance with, the laws of the Province of British Columbia.

1.3                                      Headings

The headings used herein are for convenience only and are not to affect the interpretation of the Plan.

ARTICLE 2
PURPOSE AND PARTICIPATION

2.1                                      Purpose

The purpose of the Plan is to provide the Company with a share-related mechanism to attract, retain and motivate qualified Directors, Employees, Consultants and Management Company Employees, to reward such of those Directors, Employees, Consultants and Management Company Employees as may be awarded Options under the Plan by the Board from time to time for their contributions toward the long term goals of the Company and to enable and encourage such Directors, Employees, Consultants and Management Company Employees to acquire Shares as long term investments.

2.2                                      Participation

(a)	The Board shall, from time to time and in its sole discretion, determine those Directors, Employees, Consultants and Management Company Employees, if any, to whom Options are to be awarded.

(b)

The Board may only grant options to a Director, Employee, Consultant and Management Company Employee if such Director, Employee, Consultant and Management Company Employee is a bona fide Director, Employee, Consultant and Management Company Employee of the Company or a subsidiary of the Company.

(c)

The Board may, in its sole discretion, grant the majority of the Options to Insiders of the Company, however, Options in the aggregate, granted to Insiders in any 12 month period and issuable to Insiders of the Company at any one time, when combined with any other security-based compensation arrangements, may not exceed 10% of the issued shares of the Company.

(d)

In no case will a Contractor be granted an Option where the number of Shares that may be purchased pursuant to that Option in any 12 month period exceed 5% of the Company’s issued and outstanding share capital over that period.

(e)

In no case will a Service Provider be granted an Option where the number of Shares that may be purchased pursuant to that Option exceed 2% of the Company’s issued and outstanding share capital in any 12 month period.

(f)

In no case will the aggregate number of Shares that may be purchased pursuant to Options granted to Employees and Consultants conducting Investor Relations Activities exceed 2% of the Company’s issued and outstanding share capital in any 12 month period.

2.3                                      Notification of Award

Following the approval by the Board of the awarding of an Option, the Administrator shall notify the Option Holder in writing of the award and shall enclose with such notice the Option Certificate representing the Option so awarded.

2.4                                      Copy of Plan

Each Option Holder, concurrently with the notice of the award of the Option, shall be provided with a copy of the Plan. A copy of any amendment to the Plan shall be promptly provided by the Administrator to each Option Holder.

2.5                                      Limitation

The Plan does not give any Option Holder that is a Director the right to serve or continue to serve as a Director of the Company, does not give any Option Holder that is an Employee the right to be or to continue to be employed by the Company, does not give any Option Holder that is a Consultant the right to be or to continue to be retained as a Consultant for the Company and does not give any Option Holder that is a Management Company Employee the right to be or to continue to be employed as a Management Company Employee of the Company.

ARTICLE 3
TERMS AND CONDITIONS OF OPTIONS

3.1                                      Board to Issue Shares

The Shares to be issued to Option Holders upon the exercise of Options shall be authorized and unissued Shares the issuance of which shall have been authorized by the Board.

3.2                                      Number of Shares

Subject to adjustment as provided for in paragraph 3.8 of this Plan, the number of Shares which will be available for purchase pursuant to Options granted under this Plan will not exceed 10% of the issued and outstanding common shares of the Company at the Award Date. If any Option is exercised, expires or otherwise terminates for any reason, the number of Shares in respect of which the Option was exercised, expired or terminated shall again be available for the purposes of the Plan.

All options outstanding under the Company’s previous stock option plans will be transferred to the Plan and become options outstanding under the Plan.

3.3                                      Term of Option

Subject to paragraph 3.4, the Expiry Date of an Option shall be the date so fixed by the Board at the time the particular Option is awarded, provided that such date shall be no later than the fifth anniversary of the Award Date of such Option or such later date as allowed by the policies of the TSX.

3.4                                      Termination of Option

Subject to such other terms or conditions that may be attached to Options granted hereunder, an Option Holder may exercise an Option in whole or in part at any time or from time to time during the Exercise Period. Any Option or part thereof not exercised within the Exercise Period shall terminate and become null, void and of no effect as of 4:30 p.m. local time in Vancouver, British Columbia on the Expiry Date. The Expiry Date of an Option shall be the earlier of the date so fixed by the Board at the time the Option is awarded and the date established, if applicable, in subparagraphs (a) to (c) below:

(a)	Death of Option Holder

In the event that the Option Holder should die while he or she is still an Insider (if he or she holds his or her Option as Insider), an Employee (if he or she holds his or her Option as an Employee), a Consultant (if he or she holds his or her Option as a Consultant), or a Management Company Employee (if he or she holds his or her Option as a Management Company Employee), the Expiry Date shall be the first anniversary of the Option Holder’s date of death.

(b)	Ceasing to hold Office

In the event that the Option Holder holds his or her Option as a Director or officer of the Company and such Option Holder ceases to be a Director or officer of the Company other than by reason of death, the Expiry Date of the Option shall be, unless otherwise provided for in the Option Certificate, the 90th day following the date the Option Holder ceases to be a Director or officer of the Company unless the Option Holder ceases to be a Director or officer of the Company as a result of:

	(i)	ceasing to meet the qualifications set forth in the British Columbia Business Corporations Act; or

	(ii)	his or her removal as a Director or officer of the Company pursuant to the British Columbia Business Corporations Act; or

	(iii)	an order made by any Regulatory Authority having jurisdiction to so order;

in which case the Expiry Date shall be the date the Option Holder ceases to be a Director or officer of the Company.

(c)	Ceasing to be an Employee, Consultant or Management Company Employee

In the event that the Option Holder holds his or her Option as an Employee, Consultant or Management Company Employee of the Company and such Option Holder ceases to be an Employee, Consultant or Management Company Employee of the Company other than by reason of death, unless otherwise provided in the Option Certificate, the Expiry Date of the Option shall be the 30th day following the Termination Date unless the Option Holder ceases to be:

	(i)	an Employee or Consultant or Management Company Employee of the Company as a result of termination for Cause; or

	(ii)	an Employee or Consultant or Management Company Employee of the Company as a result of an order made by any Regulatory Authority having jurisdiction to so order;

in which case the Expiry Date shall be the Termination Date.

Notwithstanding anything contained herein, in no case will an Option be exercisable later than the Expiry Date of such Option fixed by the Board at the time the Option is awarded to the Option Holder.

3.5                                      Exercise Price

The price at which an Option Holder may purchase a Share upon the exercise of an Option shall be as set forth in the Option Certificate issued in respect of such Option and in any event shall not be less than the Market Price of the Company’s Shares as of the Award Date. Disinterested Shareholder approval will be obtained for any reduction in the exercise price if the Option Holder is an Insider of the Company at the time of the proposed amendment.

Notwithstanding anything else contained herein, in no case will the Market Price be less than the minimum prescribed by each of the organized trading facilities as would apply to the Award Date in question.

3.6                                      Additional Terms

Subject to all applicable Securities Laws of all applicable Regulatory Authorities, the Board may attach other terms and conditions to the grant of a particular Option, such terms and conditions to be referred to in a schedule attached to the Option Certificate. These terms and conditions may include, but are not necessarily limited to, the following:

(a)	providing that an Option expires on a date other than as provided for herein;

(b)

providing that a portion or portions of an Option vest after certain periods of time or upon the occurrence of certain events, or expire after certain periods of time or upon the occurrence of certain events;

(c)

providing that an Option be exercisable immediately, in full, notwithstanding that it has vesting provisions, upon the occurrence of certain events, such as a friendly or hostile takeover bid for the Company; and

(d)

providing that an Option issued to, held by or exercised by an Option Holder who is a citizen or resident of the United States of America, and otherwise meets the statutory requirements, be treated as an “Incentive Stock Option” as that term is defined for purposes of the United States of America Internal Revenue Code of 1986, as amended.

3.7                                      Assignment of Options

Options may not be assigned or transferred, provided however that the Personal Representative of an Option Holder may, to the extent permitted by paragraph 4.1, exercise the Option within the Exercise Period.

3.8                                      Adjustments

If prior to the complete exercise of an Option the Shares are consolidated, subdivided, converted, exchanged or reclassified or in any way substituted for (collectively the “Event”), an Option, to the extent that it has not been exercised, shall be adjusted by the Board in accordance with such Event in the manner the Board deems appropriate. No fractional shares shall be issued upon the exercise of the Options and accordingly, if as a result of the Event, an Option Holder would become entitled to a fractional share, such Option Holder shall have the right to purchase only the next lowest whole number of shares and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

3.9                                      Vesting

Options granted to Directors, Employees, Consultants and Management Company Employees other than Employees and Consultants engaged in Investor Relations Activities, will vest fully upon the Award Date unless otherwise approved by the relevant Regulatory Authorities.

Options granted to Employees and Consultants engaged in Investor Relations Activities will vest in stages over a minimum period of 12 months with no more than one-quarter of the Options vesting in any three month period.

ARTICLE 4
EXERCISE OF OPTION

4.1                                      Exercise of Option

An Option may be exercised only by the Option Holder or the Personal Representative of the Option Holder. An Option Holder or the Personal Representative of an Option Holder may exercise an Option in whole or in part at any time or from time to time during the Exercise Period up to 4:30 p.m. local time in Vancouver, British Columbia on the Expiry Date by delivering to the Administrator an Exercise Notice, the applicable Option Certificate and a certified cheque or bank draft payable to the Company in an amount equal to the aggregate Exercise Price of the Shares to be purchased pursuant to the exercise of the Option.

4.2                                      Issue of Share Certificates

As soon as practicable following the receipt of the Exercise Notice, the Administrator shall cause to be delivered to the Option Holder a certificate for the Shares so purchased. If the number of Shares so purchased is less than the number of Shares subject to the Option Certificate surrendered, the Administrator shall forward a new Option Certificate to the Option Holder concurrently with delivery of the Share Certificate for the balance of Shares available under the Option.

4.3                                      Condition of Issue

The Options and the issue of Shares by the Company pursuant to the exercise of Options are subject to the terms and conditions of this Plan and compliance with the rules and policies of all applicable Regulatory Authorities to the granting of such Options and to the issuance and distribution of such Shares, and to all applicable Securities Laws. The Option Holder agrees to comply with all Securities Laws and agrees to furnish to the Company any information, reports or undertakings required to comply with, and to fully cooperate with, the Company in complying with such Securities Laws.

ARTICLE 5
ADMINISTRATION

5.1                                      Administration

The Plan shall be administered by the Administrator on the instructions of the Board. The Board may make, amend and repeal at any time and from time to time such regulations not inconsistent with the Plan as it may deem necessary or advisable for the proper administration and operation of the Plan and such regulations shall form part of the Plan. The Board may delegate to the Administrator or any Director or Employee of the Company such administrative duties and powers as it may see fit.

5.2                                      Interpretation

The interpretation by the Board of any of the provisions of the Plan and any determination by it pursuant thereto shall be final and conclusive and shall not be subject to any dispute by any Option Holder. No member of the Board or any person acting pursuant to authority delegated by it hereunder shall be liable for any action or determination in connection with the Plan made or taken in good faith and each member of the Board and each such person shall be entitled to indemnification with respect to any such action or determination in the manner provided for by the Company.

ARTICLE 6
AMENDMENT AND TERMINATION

6.1                                      Amendment

(a)	The Board may from time to time amend the Plan and the terms and conditions of any Option thereafter to be granted without further shareholder approval.

(b)

The Board may make such amendment for the purpose of meeting any changes in any relevant law, rule or regulation applicable to the Plan, any Option or the Shares, or for any other purpose which may be permitted by all relevant laws, regulations, rules and policies provided always that any such amendment shall not alter the terms or conditions of any Option or impair any right of any Option Holder pursuant to any Option awarded prior to such amendment.

6.2                                      Approvals

(a)	This Plan and any amendments hereto are subject to all necessary approvals of the applicable Regulatory Authorities.

(b)	This Plan is subject to Directors’ and shareholders’ approval on institution of the Plan and every three years after institution.

6.3                                      Termination

The Board may terminate the Plan at any time provided that such termination shall not alter the terms or conditions of any Option or impair any right of any Option Holder pursuant to any Option awarded prior to the date of such termination which shall continue to be governed by the provisions of the Plan.

6.4                                      Agreement

The Company and every Option awarded hereunder shall be bound by and subject to the terms and conditions of this Plan. By accepting an Option granted hereunder, the Option Holder has expressly agreed with the Company to be bound by the terms and conditions of this Plan.

SCHEDULE “A”

TIMMINS GOLD CORP.
Stock Option Plan
Option Certificate

This Certificate is issued pursuant to the provisions of the Timmins Gold Corp. (the “Company”) Stock Option Plan (the “Plan”) and evidences that ____________________________is the holder (the “Option Holder”) of an option (the “Option”) to purchase up to __________________common shares (the “Shares”) in the capital stock of the Company at a purchase price of Cdn. $_______per Share. Subject to the provisions of the Plan:

(a)	the Award Date of this Option is _____________________________; and

(b)	the Expiry Date of this Option is _____________________________.

This Option may be exercised at any time and from time to time from and including the Award Date through to and including up to 4:30 local time in Vancouver, British Columbia on the Expiry Date by delivery to the Administrator of the Plan an Exercise Notice, in the form provided in the Plan, together with this Certificate and a certified cheque or bank draft payable to “Timmins Gold Corp.” in an amount equal to the aggregate of the Exercise Price of the Shares in respect of which this Option is being exercised.

This Certificate and the Option evidenced hereby is not assignable, transferable or negotiable and is subject to the detailed terms and conditions contained in the Plan, the terms and conditions of which the Option Holder hereby expressly agrees with the Company to be bound by. This Certificate is issued for convenience only and in the case of any dispute with regard to any matter in respect hereof, the provisions of the Plan and the records of the Company shall prevail.

This Option is also subject to the terms and conditions contained in the schedules, if any, attached hereto.

The foregoing Option has been awarded this ____ day of ____________________, __________.

TIMMINS GOLD CORP.

Per:
____________________
Administrator
Timmins Gold Corp.
Stock Option Plan

OPTION CERTIFICATE - SCHEDULE

The additional terms and conditions attached to the Option represented by this Option Certificate are as follows:

1.	the right to take up [25% of the Option Shares] Shares shall vest on [the day that is three months following the date of the Option Certificate].

2.	the right to take up [25% of the Option Shares] Shares shall vest on [the day that is six months following the date of the Option Certificate].

3.	the right to take up [25% of the Option Shares] Shares shall vest on [the day that is nine months following the date of the Option Certificate].

4.	the right to take up [25% of the Option Shares] Shares shall vest on [the day that is twelve months following the date of the Option Certificate].

TIMMINS GOLD CORP.

Per
____________________________
Administrator
Timmins Gold Corp.
Stock Option Plan

SCHEDULE “B”

TIMMINS GOLD CORP.
STOCK OPTION PLAN

NOTICE OF EXERCISE OF OPTION

TO:	The Administrator, Stock Option Plan
TIMMINS GOLD CORP.

The undersigned hereby irrevocably gives notice, pursuant to the TIMMINS GOLD CORP. (the “Company”) Stock Option Plan (the “Plan”), of the exercise of the Option to acquire and hereby subscribes for (cross out inapplicable item):

(a)	all of the Shares; or

(b)	__________________________________of the Shares;

which are the subject of the Option Certificate attached hereto.

The undersigned tenders herewith a certified cheque or bank draft (circle one) payable to “TIMMINS GOLD CORP.“ in an amount equal to the aggregate Exercise Price of the aforesaid shares and directs the Company to issue the certificate evidencing said shares in the name of the undersigned to be mailed to the undersigned at the following address:

___________________________________

___________________________________

___________________________________

___________________________________

DATED the ______day of _________________, ____________.

___________________________________
Signature of Option Holder